SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

THL CREDIT, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

872438106

(CUSIP Number)

David O’Connor

First Eagle Investment Management, LLC

1345 Avenue of the Americas

New York, NY 10105

(212) 698-3300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 28, 2020

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872438106	SCHEDULE 13D	Page 2 of 36

(1)	Name of Reporting Persons: First Eagle Holdings, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,004,422
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,004,422
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,004,422
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.177%
(14)	Type of Reporting Person (See Instructions): HC, CO

CUSIP No. 872438106	SCHEDULE 13D	Page 3 of 36

(1)	Name of Reporting Persons: First Eagle Investment Management, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☒
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,004,422
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,004,422
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,004,422
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 14.177%
(14)	Type of Reporting Person (See Instructions): IA

CUSIP No. 872438106	SCHEDULE 13D	Page 4 of 36

(1)	Name of Reporting Persons: First Eagle Alternative Credit, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,259,102
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,259,102
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,259,102
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.567%
(14)	Type of Reporting Person (See Instructions): IA

CUSIP No. 872438106	SCHEDULE 13D	Page 5 of 36

(1)	Name of Reporting Persons: William Montgomery Cook
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 17,636
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 17,636
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,636
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.050%
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 6 of 36

(1)	Name of Reporting Persons: Steven Krull
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,464
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,464
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,464
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.007%
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 7 of 36

(1)	Name of Reporting Persons: Robert Hickey
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 65,656
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 65,656
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 65,656
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.186%
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 8 of 36

(1)	Name of Reporting Persons: Michael Herzig
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 40,154
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 40,154
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,154
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.114%
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 9 of 36

(1)	Name of Reporting Persons: Christopher J. Flynn
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 141,478
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 141,478
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 141,478
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.401%
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 10 of 36

(1)	Name of Reporting Persons: Terrence Olson
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 133,434
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 133,434
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 133,434
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.378%
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 11 of 36

(1)	Name of Reporting Persons: James Fellows
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 144,229
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 144,229
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 144,229
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.409%
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 12 of 36

(1)	Name of Reporting Persons: Sabrina Rusnak-Carlson
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 21,290
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 21,290
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,290
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.060%
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 13 of 36

(1)	Name of Reporting Persons: Mehdi Mahmud
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 37,226
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 37,226
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,226
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.105%
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 14 of 36

(1)	Name of Reporting Persons: Christian Champ
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 3,055
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 3,055
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,055
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.009%
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 15 of 36

(1)	Name of Reporting Persons: Jeff Kovanda
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 1,399
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,399
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,399
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.004%
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 16 of 36

(1)	Name of Reporting Persons: Sam W. Tillinghast
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 17,746
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 17,746
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,746
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.050%
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 17 of 36

(1)	Name of Reporting Persons: Howard Wu
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 9,554
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 9,554
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,554
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.027%
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 18 of 36

(1)	Name of Reporting Persons: Brian Murphy
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 31,993
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 31,993
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,993
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.091%
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 19 of 36

(1)	Name of Reporting Persons: Brian Good
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 84,298
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 84,298
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 84,298
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.239%
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 20 of 36

ITEM 1.       SECURITY AND ISSUER

This Amendment No. 2 (this “Amendment”), which relates to shares of common stock, par value $0.001 per share (the “Shares”), of THL Credit, Inc., a Delaware corporation (the “Issuer”), amends and supplements the Schedule 13D filed on March 26, 2020 (the “Schedule”), as amended and supplemented by the Amendment No. 1 to the Schedule 13D filed on April 21, 2020 (“Amendment No. 1” and together with the Schedule, the “Statement”). The address of the Issuer’s principal executive office is 100 Federal St., 31st Floor, Boston, MA 02110.

The Reporting Persons (as defined below) are filing this Amendment because, for purposes of Section 13(d) of the Exchange Act, the Reporting Persons may have been deemed to be a “group”, which has dissolved as of May 28, 2020. This Amendment constitutes an exit filing, pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), only for Mehdi Mahmud, William Montgomery Cook, Steven Krull, Robert Hickey, Michael Herzig, Christopher J. Flynn, Terrence Olson, James Fellows, Sabrina Rusnak-Carlson, Christian Champ, Jeff Kovanda, Sam W. Tillinghast, Howard Wu, Brian Good and Brian Murphy (collectively, the “Applicable Parties”). For clarity, the reporting obligations under Section 13(d) of the Exchange Act continue in effect for First Eagle Holdings, Inc., First Eagle Investment Management, LLC and First Eagle Alternative Credit, LLC (collectively, the “Remaining Parties”).

Capitalized terms used but not defined herein shall have the meaning set forth in the Statement. Except as amended and supplemented hereby, the Statement remains in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items in the Statement, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

This Amendment is being filed by the following persons (each a “Reporting Person”):

i.

First Eagle Holdings, Inc., a Delaware corporation (“FEH”), whose principal office address is 1345 Avenue of the Americas, New York, NY 10105. FEH is the managing member of First Eagle Investment Management, LLC, a Delaware limited liability company (“FEIM”);

ii.

FEIM, whose principal office address is 1345 Avenue of the Americas, New York, NY 10105. FEIM is the sole and managing member of First Eagle Alternative Credit, LLC, a Delaware limited liability company (“FEAC” and, together with FEH and FEIM, the “FE Entities”);

iii.	FEAC, the investment advisor to the Issuer, whose principal office address is 100 Federal Street, 31st Floor, Boston, MA 02110;

iv.	William Montgomery Cook, who is a citizen of the United States of America and employee of FEAC, with a business address of 570 Lexington Avenue, 21st Floor, New York, NY 10022;

v.	Steven Krull, who is a citizen of the United States of America and employee of FEAC, with a business address of 227 W. Monroe St., Suite 3200, Chicago, IL 60606;

CUSIP No. 872438106	SCHEDULE 13D	Page 21 of 36

vi.	Robert Hickey, who is a citizen of the United States of America and employee of FEAC, with a business address of 227 W. Monroe St., Suite 3200, Chicago, IL 60606;

vii.	Michael Herzig, who is a citizen of the United States of America and employee of FEAC, with a business address of 570 Lexington Avenue, 21st Floor, New York, NY 10022;

viii.	Christopher J. Flynn, who is a citizen of the United States of America and employee of FEAC, with a business address of 100 Federal Street, 31st Floor, Boston, MA 02110;

ix.	Terrence Olson, who is a citizen of the United States of America and employee of FEAC, with a business address of 100 Federal Street, 31st Floor, Boston, MA 02110;

x.	James Fellows, who is a citizen of the United States of America and employee of FEAC, with a business address of 227 W. Monroe St., Suite 3200, Chicago, IL 60606;

xi.	Sabrina Rusnak-Carlson, who is a citizen of the United States of America and employee of FEAC, with a business address of 100 Federal Street, 31st Floor, Boston, MA 02110;

xii.	Christian Champ, who is a citizen of the United States of America and employee of FEAC, with a business address of 227 W. Monroe St., Suite 3200, Chicago, IL 60606;

xiii.	Jeff Kovanda, who is a citizen of the United States of America and employee of FEAC, with a business address of 227 W. Monroe St., Suite 3200, Chicago, IL 60606;

xiv.

Sam W. Tillinghast, who is a citizen of the United States of American and an employee of Sun Life Capital Management (U.S.) LLC , with a business address of One Sun Life Executive Park, Wellesley Hills, MA 02481;

xv.	Howard Wu, who is a citizen of the United States of America and employee of FEAC, with a business address of 12655 W Jefferson Blvd, Los Angeles, CA 90066;

xvi.	Brian Murphy, who is a citizen of the United States of America and employee of FEAC, with a business address of 227 W. Monroe St., Suite 3200, Chicago, IL 60606;

xvii.

Brian Good, who is a citizen of the United States of America and employee of FEAC, with a business address of 227 W. Monroe St., Suite 3200, Chicago, IL 60606 (together with the individuals listed in subsections (iv) – (xvi) hereof, the “Non-Entity BDC Investors”); and

xviii.	Mehdi Mahmud, who is a citizen of the United States of America and employee of FEIM, with a business address of 1345 Avenue of the Americas, 48th Floor, New York, NY 10105. (“Mahmud”).

The FE Entities, Non-Entity BDC Investors and Mahmud are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” As of the date of the Stockholder Approval (as defined below) on May 28, 2020, the Commitment Letter and A&R Side Letter have terminated by their respective terms; and therefore, the Applicable Parties no longer are a group and no longer are subject to Section 13(d) of the Exchange Act.

CUSIP No. 872438106	SCHEDULE 13D	Page 22 of 36

Each of the Reporting Persons is either principally engaged in, or employed by a firm that is principally engaged in, the business of investing in securities.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

On September 21, 2015, the SEC announced an agreement with FEIM to settle charges relating to the use of assets of the FEIM mutual funds (the “Mutual Funds”) to make payments to two financial intermediaries for distribution-related services outside of a written, approved Rule 12b-1 plan, and that were not paid by FEIM out of its own resources. The SEC alleged that the use of the Mutual Funds’ assets to pay for these distribution-related services rendered the Mutual Funds’ disclosures concerning payments for distribution-related services inaccurate. Without admitting or denying the SEC’s findings, FEIM was censured and consented to the entry of an order to cease and desist from committing or causing any violations and future violations of Section 206(2) of the Investment Advisers Act of 1940, as amended (the “1940 Act”) and Sections 12(b) and 34(b) and Rule 12b-1 of the 1940 Act, as amended. FEIM agreed in the settlement to pay disgorgement of $24,907,354, prejudgment interest of $2,340,525 and a civil monetary penalty of $12,500,000. On March 29, 2019, FEIM sent a certification to the SEC that, on a best efforts basis, it had completed the process of disbursing the amounts payable to affected shareholders under the settlement and the third-party consultant provided a final accounting of such payments to the SEC. Any residual, undistributable payments were transferred to the United States Treasury on April 5, 2019 in accordance with the settlement, and the payment of all monetary penalties resulting from this matter is complete. The resolution of this matter did not have a material adverse effect on FEIM’s financial results or operations.

Except as set forth in the foregoing paragraph, during the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Statement is hereby amended and restated in its entirety by the following:

On January 28, 2020, the Issuer’s board of directors unanimously approved a new investment management agreement (the “New Investment Management Agreement”) between the Issuer and FEAC. The New Investment Management Agreement was subject to stockholder approval (the “Stockholder Approval”).

In connection with the potential Stockholder Approval, FEIM, THLP Debt Partners, L.P., a Delaware limited partnership (“THLP Debt Partners”) and the Non-Entity BDC Investors (collectively, the “BDC Investors”) and the Issuer entered into that certain commitment letter agreement, dated March 3, 2020 (the “Commitment Letter”), pursuant to which the BDC Investors (i) agreed to purchase from the Issuer, in aggregate, approximately $30 million of the Issuer’s common stock in a publicly registered issuance on

CUSIP No. 872438106	SCHEDULE 13D	Page 23 of 36

or before April 21, 2020, and (ii) committed to purchase such shares at the Issuer’s net asset value per share, in accordance with the 1940 Act, with FEIM’s share of the commitment approximately $20 million, and THLP Debt Partners and Non-Entity BDC Investors’ approximately $10 million (subsections (i) and (ii), the “Commitment”). The Non-Entity BDC Investors’ share of the Commitment was funded by the funds held by U.S. Bank, N.A., in its capacity as escrow agent, pursuant to an escrow agreement, dated January 31, 2020, between U.S. Bank, N.A. and Christopher J. Flynn, in his capacity as the Non-Entity BDC Investors’ representative (the “Investor Representative”) (such agreement, the “Escrow Agreement”).

Further, after the investments contemplated by the Commitment, THLP Debt Partners had the ability to deliver a notice to the Investor Representative (“Follow-on Notice”), instructing the Investor Representative to release any remaining portion of the escrow funds in order to acquire additional Shares until June 29, 2020. After delivery of the Follow-on Notice, THLP Debt Partners would have simultaneously acquired additional Shares on the same terms as the Non-Entity BDC Investors on a pro rata basis and in the same proportion as THLP Debt Partners and the Non-Entity BDC Investors acquired their Shares in connection with the investments contemplated by the Commitment.

In connection with the potential Stockholder Approval, the BDC Investors entered into an amended and restated letter agreement, dated March 3, 2020 (the “Letter Agreement”), pursuant to which, among other things, each of the BDC Investors agreed to (A) take the actions contemplated by the Commitment, (B) not dispose or otherwise transfer, convey or assign beneficial or economic ownership of the Shares it acquires pursuant to the Letter Agreement and the Commitment Letter prior to the earlier of (x) receipt of the Stockholder Approval, and (y) twelve (12) months from the date such Shares were purchased, as contemplated by the Letter Agreement and Commitment Letter, (C) vote the Shares held by it in favor of the New Investment Management Agreement, and (D) take such actions as are necessary to cause the Shares held by it to count towards a quorum for any matter requested by FEIM. The Letter Agreement terminates automatically without the need for any further action after the vote described in clause (C) of this paragraph.

On April 17, 2020, the Issuer issued to the BDC Investors 5,617,978 Shares in a publicly registered, primary issuance (the “Issuance”), pursuant to the Commitment Letter. BDC Investors purchased the Shares in the Issuance at the net asset value of $5.34 per share, as determined on April 15, 2020, with such price per share approved by the Issuer’s board of directors on April 16, 2020, in accordance with the Issuer’s applicable policies and procedures.

In connection with the Issuance, the Issuer and FEIM and the Non-Entity BDC Investors entered into the following subscription agreements (the “Subscription Agreements”) with respect to the purchase of Shares:

i.

Subscription Agreement, dated as of April 17, 2020, by and between the Issuer and FEIM, pursuant to which FEIM purchased 3,745,320 Shares, with a price per share of $5.34, for an aggregate purchase price of $20,000,008.80;

ii.

Subscription Agreement, dated as of April 17, 2020, by and between the Issuer and William Montgomery Cook, pursuant to which William Montgomery Cook purchased 9,554 Shares, with a price per share of $5.34, for an aggregate purchase price of $51,018.36;

iii.

Subscription Agreement, dated as of April 17, 2020, by and between the Issuer and Steven Krull, pursuant to which Steven Krull purchased 1,964 Shares, with a price per share of $5.34, for an aggregate purchase price of $10,487.76;

CUSIP No. 872438106	SCHEDULE 13D	Page 24 of 36

iv.

Subscription Agreement, dated as of April 17, 2020, by and between the Issuer and Robert Hickey, pursuant to which Robert Hickey purchased 46,556 Shares, with a price per share of $5.34, for an aggregate purchase price of $248,609.04;

v.

Subscription Agreement, dated as of April 17, 2020, by and between the Issuer and Michael Herzig, pursuant to which Michael Herzig purchased 34,154 Shares with a price per share of $5.34, for an aggregate purchase price of $182,382.36;

vi.

Subscription Agreement, dated as of April 17, 2020, by and between the Issuer and Christopher J. Flynn, pursuant to which Christopher J. Flynn purchased 120,805 Shares, with a price per share of $5.34, for an aggregate purchase price of $645,098.70;

vii.

Subscription Agreement, dated as of April 17, 2020, by and between the Issuer and Terrence Olson, pursuant to which Terrence Olson purchased 74,385 Shares, with a price per share of $5.34, for an aggregate purchase price of $397,215.90;

viii.

Subscription Agreement, dated as of April 17, 2020, by and between the Issuer and James Fellows, pursuant to which James Fellows purchased 85,229 Shares, with a price per share of $5.34, for an aggregate purchase price of $455,122.86;

ix.

Subscription Agreement, dated as of April 17, 2020, by and between the Issuer and Sabrina Rusnak-Carlson, pursuant to which Sabrina Rusnak-Carlson purchased 9,030 Shares, with a price per share of $5.34, for an aggregate purchase price of $48,220.20;

x.

Subscription Agreement, dated as of April 17, 2020, by and between the Issuer and Christian Champ, pursuant to which Christian Champ purchased 3,055 Shares, with a price per share of $5.34, for an aggregate purchase price of $16,313.70;

xi.

Subscription Agreement, dated as of April 17, 2020, by and between the Issuer and Jeff Kovanda, pursuant to which Jeff Kovanda purchased 1,399 Shares, with a price per share of $5.34, for an aggregate purchase price of $7,470.66;

xii.

Subscription Agreement, dated as of April 17, 2020, by and between the Issuer and Sam Tillinghast, pursuant to which Sam W. Tillinghast purchased 17,746 Shares, with a price per share of $5.34, for an aggregate purchase price of $94,763.64;

xiii.

Subscription Agreement, dated as of April 17, 2020, by and between the Issuer and Howard Wu, pursuant to which Howard Wu purchased 9,554 Shares, with a price per share of $5.34, for an aggregate purchase price of $51,018.36;

xiv.

Subscription Agreement, dated as of April 17, 2020, by and between the Issuer and Brian Murphy, pursuant to which Brian Murphy purchased 31,993 Shares, with a price per share of $5.34, for an aggregate purchase price of $170,842.62; and

xv.

Subscription Agreement, dated as of April 17, 2020, by and between the Issuer and Brian Good, pursuant to which Brian Good purchased 84,298 Shares, with a price per share of $5.34, for an aggregate purchase price of $450,151.32.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms of the Subscription Agreements, a form of which is incorporated herein by reference as set forth in Item 7.

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On May 28, 2020, the Stockholder Approval was granted at a special meeting of the Issuer’s stockholders. As of the date of Stockholder Approval, the Commitment Letter and A&R Side Letter have terminated by their respective terms; and therefore, the Applicable Parties no longer are a group and no longer subject to Section 13(d) of the Exchange Act.

This Amendment constitutes an exit filing, pursuant to Section 13(d) of the Exchange Act, for the Applicable Parties. The reporting obligations under Section 13(d) of the Exchange Act continue in effect for the Remaining Parties.

As may be appropriate from time to time, each of the Remaining Parties may consider the feasibility and advisability of various alternative courses of action with respect to such investment, including, without limitation: (a) the acquisition or disposition by the Remaining Parties of Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. The Remaining Parties may communicate with the Issuer’s board of directors, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Issuer’s board of directors. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, the Remaining Parties do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Remaining Parties reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional securities of the Issuer, dispose of some or all of the Shares or such other securities, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

The Remaining Parties intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Statement is hereby amended and restated in its entirety by the following

(a) and (b)

As of the date of this Amendment, FEH, as the managing member of FEIM, and FEIM, as the sole and managing member of FEAC, may be deemed to have sole voting and dispositive power with respect to all 3,745,320 Shares owned by FEIM and 1,259,102 Shares owned by FEAC, for an aggregate amount of 5,004,422 Shares, representing approximately 14.177% of the Issuer’s aggregate issued and outstanding shares of common stock, as set forth in the Issuer’s Form 10-Q, filed with the SEC on May 7, 2020 (the “Total Outstanding Shares”).

CUSIP No. 872438106	SCHEDULE 13D	Page 26 of 36

As of the date of this Amendment, FEIM has sole voting and dispositive power with respect to 3,745,320 Shares, and, as the sole and managing member of FEAC may be deemed to have sole voting and dispositive power with respect to all 1,259,102 Shares owned by FEAC, for an aggregate amount of 5,004,422 Shares representing approximately 14.177% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Amendment, FEAC has sole voting and dispositive power with respect to 1,259,102 Shares, representing approximately 3.567% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Amendment, William Montgomery Cook has sole voting and dispositive power with respect to 17,636 Shares, representing approximately 0.050% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Amendment, Steven Krull has sole voting and dispositive power with respect to 2,464 Shares, representing approximately 0.007% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Amendment, Robert Hickey has sole voting and dispositive power with respect to 65,656 Shares, representing approximately 0.186% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Amendment, Michael Herzig has sole voting and dispositive power with respect to 40,154 Shares, representing approximately 0.114% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Amendment, Christopher J. Flynn has sole voting and dispositive power with respect to 141,478 Shares, representing approximately 0.401% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Amendment, Terrence Olson has sole voting and dispositive power with respect to 133,434 Shares, representing approximately 0.378% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Amendment, James Fellows has sole voting and dispositive power with respect to 144,229 Shares, representing approximately 0.409% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Amendment, Sabrina Rusnak-Carlson has sole voting and dispositive power with respect to 21,290 Shares, representing approximately 0.060% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

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As of the date of this Amendment, Mahmud has sole voting and dispositive power with respect to 37,226 Shares, representing approximately 0.105% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Amendment, Christian Champ has sole voting and dispositive power with respect to 3,055 Shares, representing approximately 0.009% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Amendment, Jeff Kovanda has sole voting and dispositive power with respect to 1,399 Shares, representing approximately 0.004% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Amendment, Sam W. Tillinghast has sole voting and dispositive power with respect to 17,746 Shares, representing approximately 0.050% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Amendment, Howard Wu has sole voting and dispositive power with respect to 9,554 Shares, representing approximately 0.027% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Amendment, Brian Murphy has sole voting and dispositive power with respect to 31,993 Shares, representing approximately 0.091% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Amendment, Brian Good has sole voting and dispositive power with respect to 84,298 Shares, representing approximately 0.239% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

(c) Information concerning transactions in the shares of Common Stock effected within the last 60 days by the Reporting Persons is set forth on Schedule A hereto and is incorporated herein by reference.

(d) Except as set forth in this Amendment or the Statement, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares covered by this Amendment and the Statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Statement is hereby amended and restated in its entirety by the following:

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

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ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Exchange Act, as amended, dated as of April 21, 2020, among the Reporting Persons (incorporated by reference to Exhibit 99.1 to Amendment No. 1, as filed with the SEC on April 21, 2020)

Exhibit 99.2	Letter Agreement re: Investment in the BDC, dated March 3, 2020, among Issuer, FEIM, THLP Debt Partners, and the Non-Entity BDC Investors (incorporated by reference to Exhibit 99.2 to the Schedule, as filed with the SEC on March 26, 2020)

Exhibit 99.3	Letter Agreement re: Re: Commitment to Invest in THL Credit, Inc., dated March 3, 2020, among Issuer, FEIM, THLP Debt Partners, and the Non-Entity BDC Investors (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, as filed with the SEC on March 5, 2020)

Exhibit 99.4	Form of Subscription Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, as filed with the SEC on April 22, 2020)

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated: June 1, 2020

FIRST EAGLE HOLDINGS, INC.

By:	/s/ David O’Connor
Name:	David O’Connor
Title:	General Counsel

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	First Eagle Holdings, Inc.
Its:	Managing Member

By:	/s/ David O’Connor
Name:	David O’Connor
Title:	General Counsel

FIRST EAGLE ALTERNATIVE CREDIT, LLC

By:	First Eagle Investment Management, LLC
Its:	Managing Member

By:	/s/ David O’Connor
Name:	David O’Connor
Title:	General Counsel

/s/ William Montgomery Cook
WILLIAM MONTGOMERY COOK

/s/ Steven Krull
STEVEN KRULL

/s/ Robert Hickey
ROBERT HICKEY

/s/ Michael Herzig
MICHAEL HERZIG

/s/ Christopher J. Flynn
CHRISTOPHER J. FLYNN

/s/ Terrence Olson
TERRENCE OLSON

/s/ James Fellows
JAMES FELLOWS

/s/ Sabrina Rusnak-Carlson
SABRINA RUSNAK-CARLSON

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/s/ Mehdi Mahmud
MEHDI MAHMUD

/s/ Christian Champ
CHRISTIAN CHAMP

/s/ Jeff Kovanda
JEFF KOVANDA

/s/ Sam W. Tillinghast
SAM W. TILLINGHAST

/s/ Howard Wu
HOWARD WU

/s/ Brian Murphy
BRIAN MURPHY

/s/ Brian Good
BRIAN GOOD

CUSIP No. 872438106	SCHEDULE 13D	Page 31 of 36

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Name	Date of Purchase	Nature of Transaction	Amount of Securities Purchased / Sold	Price Per Share	Where and How the Transaction was Effected
Terrence Olson	5/15/2020	Purchase of Common Stock	2,000	$2.73	Effected on the open market exchange through a broker
Terrence Olson	5/15/2020	Purchase of Common Stock	1,500	$2.75	Effected on the open market exchange through a broker
Christopher J. Flynn	4/21/2020	Sale of Common Stock	30,600	$2.97[1]	Effected on the open market through an involuntary liquidation of Mr. Flynn’s 401(k) holdings, which included Issuer’s Shares, by a former 401(k) provider
First Eagle Investment Management, LLC	4/17/2020	Purchase of Common Stock	3,745,320.00	$5.34	Purchase of Common Stock through direct issuance by the Issuer
William Montgomery Cook	4/17/2020	Purchase of Common Stock	9,554.00	$5.34	Purchase of Common Stock through direct issuance by the Issuer
Steven Krull	4/17/2020	Purchase of Common Stock	1,964.00	$5.34	Purchase of Common Stock through direct issuance by the Issuer
Robert Hickey	4/17/2020	Purchase of Common Stock	46,556.00	$5.34	Purchase of Common Stock through direct issuance by the Issuer
Michael Herzig	4/15/2020	Purchase of Common Stock	34,154.00	$5.34	Purchase of Common Stock through direct issuance by the Issuer
Christopher J. Flynn	4/17/2020	Purchase of Common Stock	120,805.00	$5.34	Purchase of Common Stock through direct issuance by the Issuer
Terrence Olson	4/17/2020	Purchase of Common Stock	74,385.00	$5.34	Purchase of Common Stock through direct issuance by the Issuer
James Fellows	4/17/2020	Purchase of Common Stock	85,229.00	$5.34	Purchase of Common Stock through direct issuance by the Issuer
Sabrina Rusnak-Carlson	4/15/2020	Purchase of Common Stock	9,030.00	$5.34	Purchase of Common Stock through direct issuance by the Issuer

[1]	This price represents the weighted average price for multiple open-market transactions that occurred on the same day. The price range was $2.97 to $3.01.

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Christian Champ	4/17/2020	Purchase of Common Stock	3,055.00	$5.34	Purchase of Common Stock through direct issuance by the Issuer
Jeff Kovanda	4/17/2020	Purchase of Common Stock	1,399.00	$5.34	Purchase of Common Stock through direct issuance by the Issuer
Sam W. Tillinghast	4/17/2020	Purchase of Common Stock	17,746.00	$5.34	Purchase of Common Stock through direct issuance by the Issuer
Howard Wu	4/17/2020	Purchase of Common Stock	9,554.00	$5.34	Purchase of Common Stock through direct issuance by the Issuer
Brian Murphy	4/17/2020	Purchase of Common Stock	31,993.00	$5.34	Purchase of Common Stock through direct issuance by the Issuer
Brian Good	4/17/2020	Purchase of Common Stock	84,298.00	$5.34	Purchase of Common Stock through direct issuance by the Issuer
James Fellow	3/16/2020	Purchase of Common Stock	120.00	$3.045	Effected on the open market exchange through a broker
James Fellow	3/16/2020	Purchase of Common Stock	1,300.00	$3.05	Effected on the open market exchange through a broker
James Fellow	3/16/2020	Purchase of Common Stock	351.00	$3.06	Effected on the open market exchange through a broker
James Fellow	3/16/2020	Purchase of Common Stock	1,150.00	$3.07	Effected on the open market exchange through a broker
James Fellow	3/16/2020	Purchase of Common Stock	6,600.00	$3.09	Effected on the open market exchange through a broker
James Fellow	3/16/2020	Purchase of Common Stock	200.00	$3.0899	Effected on the open market exchange through a broker
James Fellow	3/16/2020	Purchase of Common Stock	300.00	$3.08	Effected on the open market exchange through a broker
James Fellow	3/16/2020	Purchase of Common Stock	4,914.00	$3.09	Effected on the open market exchange through a broker
James Fellow	3/16/2020	Purchase of Common Stock	700.00	$3.10	Effected on the open market exchange through a broker
James Fellow	3/16/2020	Purchase of Common Stock	1,200.00	$3.0999	Effected on the open market exchange through a broker
James Fellow	3/16/2020	Purchase of Common Stock	15,165.00	$3.10	Effected on the open market exchange through a broker

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Sabrina Rusnak-Carlson	3/16/2020	Purchase of Common Stock	20.00	$2.80	Effected on the open market exchange through a broker
Sabrina Rusnak-Carlson	3/16/2020	Purchase of Common Stock	5,280.00	$2.83	Effected on the open market exchange through a broker
Christopher J. Flynn	3/16/2020	Purchase of Common Stock	8,000.00	$2.87	Effected on the open market exchange through a broker
Michael Herzig	3/16/2020	Purchase of Common Stock	1,000.00	$2.83	Effected on the open market exchange through a broker
Michael Herzig	3/16/2020	Purchase of Common Stock	3.00	$2.79	Effected on the open market exchange through a broker
Michael Herzig	3/16/2020	Purchase of Common Stock	100.00	$2.79	Effected on the open market exchange through a broker
Michael Herzig	3/16/2020	Purchase of Common Stock	200.00	$2.79	Effected on the open market exchange through a broker
Michael Herzig	3/16/2020	Purchase of Common Stock	197.00	$2.79	Effected on the open market exchange through a broker
Robert Hickey	3/16/2020	Purchase of Common Stock	5,762.00	$2.81	Effected on the open market exchange through a broker
Robert Hickey	3/16/2020	Purchase of Common Stock	2,104.00	$2.79	Effected on the open market exchange through a broker
Robert Hickey	3/16/2020	Purchase of Common Stock	1,524.00	$2.79	Effected on the open market exchange through a broker
Robert Hickey	3/16/2020	Purchase of Common Stock	300.00	$2.81	Effected on the open market exchange through a broker
Robert Hickey	3/16/2020	Purchase of Common Stock	210.00	$2.79	Effected on the open market exchange through a broker
Robert Hickey	3/16/2020	Purchase of Common Stock	100.00	$2.79	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	600	$3.75	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	2,000.00	$3.75	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	2,000.00	$3.75	Effected on the open market exchange through a broker

CUSIP No. 872438106	SCHEDULE 13D	Page 34 of 36

Mehdi Mahmud	3/16/2020	Purchase of Common Stock	1,000.00	$3.75	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	90.00	$3.50	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	2,000.00	$3.73	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	100.00	$3.72	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	27,336.00	$3.75	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	400.00	$3.75	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	300.00	$3.75	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	400.00	$3.75	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	700.00	$3.75	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	300.00	$3.75	Effected on the open market exchange through a broker
William Montgomery Cook	3/13/2020	Purchase of Common Stock	110.00	$3.79	Effected on the open market exchange through a broker
William Montgomery Cook	3/13/2020	Purchase of Common Stock	411.00	$3.79	Effected on the open market exchange through a broker
William Montgomery Cook	3/13/2020	Purchase of Common Stock	206.00	$3.79	Effected on the open market exchange through a broker
William Montgomery Cook	3/13/2020	Purchase of Common Stock	105.00	$3.79	Effected on the open market exchange through a broker
William Montgomery Cook	3/13/2020	Purchase of Common Stock	95.00	$3.79	Effected on the open market exchange through a broker
Steven Krull	3/13/2020	Purchase of Common Stock	500.00	$3.75	Effected on the open market exchange through a broker
Christopher J. Flynn	3/12/2020	Purchase of Common Stock	7,500.00	$3.20	Effected on the open market exchange through a broker

CUSIP No. 872438106	SCHEDULE 13D	Page 35 of 36

Michael Herzig	3/12/2020	Purchase of Common Stock	11.00	$3.20	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	100.00	$3.20	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	100.00	$3.20	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	100.00	$3.20	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	36.00	$3.20	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	100.00	$3.20	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	100.00	$3.20	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	953.00	$3.20	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	100.00	$3.09 \	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	24.00	$3.09 \	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	1.00	$3.09	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	200.00	$3.09	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	675.00	$3.09	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	102.00	$4.57	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	101.00	$4.72	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	301.00	$4.65	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	300.00	$4.74	Effected on the open market exchange through a broker

CUSIP No. 872438106	SCHEDULE 13D	Page 36 of 36

Christopher J. Flynn	3/10/2020	Purchase of Common Stock	400.00	$4.73	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	500.00	$4.58	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	800.00	$4.58	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	1,000.00	$4.60	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	1,300.00	$4.56	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	1,301.00	$4.62	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	1,315.00	$4.59	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	1,528.00	$4.55	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	2,252.00	$4.79	Effected on the open market exchange through a broker
William Montgomery Cook	3/10/2020	Purchase of Common Stock	2,000.00	$4.65	Effected on the open market exchange through a broker